Filed by The Peoples Holding Company
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Heritage Financial Holding Corporation
Exchange Act File Number: 000-31823

This filing relates to the proposed transactions between The Peoples Holding Company (the "Company") and Heritage Financial Holding Corporation ("Heritage") pursuant to the terms of an Agreement and Plan of Merger, dated July 15, 2004 (the "Merger Agreement"), by and among the Company and Heritage. The Merger Agreement was filed with the U. S. Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by the Company on July 21, 2004.

The Company filed with the SEC on October 6, 2004 a prospectus and other relevant materials in connection with the proposed merger of Heritage. The prospectus will be mailed by Heritage to its stockholders along with related proxy materials for voting to approve the merger. Investors are urged to read the prospectus and the other relevant materials when they become available because they will contain important information about the Company, Heritage and the merger. The prospectus and other relevant materials (when they become available), and any other documents filed by the Company with the SEC, may be obtained free of charge at the SEC's website at www.sec.gov. In addition, stockholders may obtain free copies of the documents filed with the SEC by the Company by directing a request to: The Peoples Holding Company, Attn: Investor Relations, 209 Troy Street, Tupelo, MS 38804. Investors are urged to read the prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

This filing contains forward-looking statements regarding The Peoples Holding Company. All forward-looking statements involve risk and uncertainty and a number of factors could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements. Those factors include, but are not limited to, interest rate fluctuations, regulatory changes, portfolio performance and other factors discussed in our recent filings with the Securities and Exchange Commission. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

FINAL TRANSCRIPT
PHC — Q3 2004 The Peoples Holding Company Earnings Conference Call
Event Date/Time: Oct. 20. 2004 / 10:00AM ET

CORPORATE PARTICIPANTS

Jim Gray
The Peoples Holding Company — EVP

Robin McGraw
The Peoples Holding Company — President and CEO

Stuart Johnson
The Peoples Holding Company — VP and CFO

Corky Springfield
The Peoples Holding Company — EVP & Chief Credit Policy Officer

Mike McCarver
Renasant Bank – CFO

CONFERENCE CALL PARTICIPANTS

Peyton Green
FTN Midwest Research — Analyst

Andy Stapp
Cohen Brothers – Analyst

PRESENTATION

Operator
Welcome to the third quarter 2004 The Peoples Holding Company Earnings Conference Call. My name is Anika (ph) and I will be your coordinator for today. (Operator Instructions). I would now like to turn the presentation over to the host of today’s call, Mr. Jim Gray, Executive Vice President.

Jim Gray — The Peoples Holding Company — EVP
I’d like to welcome you to the Peoples Holding Company’s third quarter 2004 Earnings Conference Call. With me today are Robin McGraw, President and Chief Executive Officer, Stuart Johnson, Executive Vice President and Chief Financial Officer, Corky Springfield, Executive Vice President and Chief Credit Policy Officer and Mike McCarver, Chief Financial Officer of Renasant Bank.

Before we begin may we remind you that some of our comments may be forwarding looking statements which involve risk and uncertainty. A number of factors could cause actual results to differ materially from the anticipated results or other expectations expressed in the forwarding looking statements. Those factors include but are not limited to interest rate fluctuation, regulatory changes, portfolio performance and other factors discussed in our recent filings with the Securities and Exchange Commission, and now our President and Chief Executive Officer, Robin McGraw will begin our discussion.

Robin McGraw — The Peoples Holding Company — President and CEO
Good morning and thank you for joining us today. We’re continuing to expand into opportunity markets adjoining those in our current operating region and the economic activity in those markets continues to accelerate, particularly in the Memphis area cities of Germantown and Cordova, Tennessee where we’ve recently established a presence due to the acquisition of Renasant Bancshares. Our company also enjoys a very strong and diversified economy in our Lee County home base of Tupelo, Mississippi. Incidentally, in the July issue of Expansion Management, Tupelo and Lee County was ranked among the top 50 areas of the United States for European investment.

In other recent developments in our Tupelo and Lee County markets, Ashley Furniture will construct a new 27,000 square foot distribution center. Foamade Industries is adding a second and third shift of production workers due to the additional contracts with Nissan, Saturn and General Motors. The decision was made by Foamade to move the additional automotive shield production contract to this area versus expanding in Auburn Hills, Michigan. Oaken American, LLC (ph) has started operations in their 10,000 square foot facility in Tupelo. This will be the first US production installation of the German manufacturer and Hancock Fabrics, a public company employing 7,000 people in 435 stores in 42 states across the United States with annual revenue of $440 million, celebrated another significant milestone with the dedication of its new 750,000 square foot distribution center and corporate headquarters here in Lee County, Mississippi. Once again, we’re very enthusiastic about our expanding presence in DeSoto County, Mississippi and the adjacent Shelby County, Tennessee cities of Cordova and Germantown adjoining east Memphis. The DeSoto Economic Development Council reports that economic development activity has picked up dramatically in the third quarter. This organization is fielding three serious requests per week from investors. They have just announced two new distribution centers in the City of Southaven where we have a bank and financial services office.

Earlier this year Fedex announced that it would build a hub in Olive Branch, Mississippi, one of the four DeSoto county cities where we have a bank. This 330,000 square foot facility will bring 600 jobs to the area. Three manufacturers in Olive Branch and Hernando have also expanded.

From the service side, a $175 million capital expenditure is underway at Baptist Memorial Hospital in DeSoto and construction is about to begin on two new regional malls, a 425,000 square foot Southaven town center, and a 1 million square foot DeSoto point. This level of development in the region is expected to continue.

I might re-emphasize that Southaven, now Mississippi’s 8th largest city, has registered a 20 percent gain in residents since the 2000 census. Our location in the cities of Hernando, Olive Branch and Horn Lake have also shown dramatic gains in populations of up to 23 percent during this same period. We are focused on increasing our share of the market for investments, insurance and banking services in Lee and DeSoto counties and the east Memphis market. During the first half of 2004 we opened three new banking and financial services offices. These include the new full service bank in Horn Lake, the financial services offices in Southaven’s Deerchase Park, and the private client financial services center in the new Fairpark district of downtown Tupelo. While the new facilities had an impact on non-interest expense, the Horn Lake and Deerchase offices will boost the Company’s presence in the dynamic DeSoto County and Shelby County markets, and the private client financial services center will serve affluent clients in the Tupelo and Lee County area with a full range of products and services, including financial planning.

In addition, on July 1, 2004, we consummated our merger with Renasant Bancshares. This partnership now gives us a presence in the affluent and fast growing east Memphis markets of Germantown and Cordova.

Net income increased almost 4 percent, from just over $4.5 million for third quarter 2003 to almost $4.7 million for the third quarter of 2004. (ph) Third quarter net income includes $415,000 after tax earnings of Renasant Bank and $181,000 in net merger related expenses, including amortization of fair value adjustments and core deposit intangibles. Diluted earnings per share for the third quarter 2004 were $0.52 compared to $0.55 in the third quarter of 2003. The decline in earnings per share was due to a combination of factors. First, the acquisition of Renasant had a $0.02 per share dilutive impact. When taking into account the interest expense on trust-preferred securities issued to consummate the merger, the impact was an additional $0.02 per share. Other factors include a decline in mortgage financing activity, the previously mentioned net merger related expenses and new facilities, plus an increase in operating expenses due to an additional impairment of other real estate and the loss on disposition of obsolete assets.

We do anticipate improvement in earnings during the fourth quarter through continued growth in loans and non-interest income as we take advantage of our expansion into Germantown and Cordova Tennessee. Our annualized return on average assets was 1.12 percent for the third quarter of 2004 compared to 1.31 percent for the same period last year. The annualized return on average equity was 10.49 percent for the third quarter 2004 compared to 13.31 percent for the same period of 2003, partially due to increased equity of $30 million issued with the Renasant acquisition. The annualized return on average tangible equity, which excludes the effect of intangible assets and related amortization expenses, increased to 14.68 percent compared to 12.39 percent for the third quarter of 2003. Net interest margin improved to 4.16 percent for the third quarter of 2004 from 4.10 percent for the second quarter of 2004 due to a shift in asset mix from investments to loans and repricing of variable rate loans. Net interest income grew 25 percent to $15 million for the third quarter of 2004 compared to $11.9 million for the same period of 2003.

The economic improvement in our region coupled with strategic hires has led to loan growth for the first three quarters of this year. This loan growth coupled with an increase in interest rates has in turn led to four consecutive quarterly increases in net interest income. We believe that this improvement will be sustainable.

Non-interest income increased nearly 2 percent to $8.4 million for the third quarter of 2004 from approximately $8.2 million for the third quarter of 2003, despite the loss of over $600,000 of mortgage related revenue due to a slowdown in refinancing activity. Our comprehensive investment insurance and traditional banking services that we provide to our clients have resulted in significant growth in non-interest income during the previous 15 quarters. We continue to generate strong diversified fee income, which represents approximately 36 percent of our net operating revenue, reflecting our commitment to this strategic initiative.

The allowance for loan losses as a percentage of loans was 1.45 percent at the end of the third quarter 2004 compared to 1.57 percent at the end of the same period in 2003. Net charge offs were $325,000, or 12 basis points annualized as a percentage of average loans, for the third quarter of 2004 compared to $498,000, or 23 basis points, for the third quarter of 2003. Non-performing loans as a percentage of total loans decreased to 68 basis points at September 30, 2004 from 89 basis points on September 30, 2003. The non-performing loan coverage ratio was 212 percent at the end of the third quarter compared to 175 percent at the end of the third quarter 2003.

Our continued relatively low level of net charge offs is consistent with our strategic goal. As mentioned in prior conference calls, over one-half of our non-performing loan ratio is related to one credit.

Non-interest expense was $16.2 million for the third quarter of 2004, which includes $1.7 million of expenses from Renasant, compared to $13.3 million for the third quarter of 2003. The balance of this increase was due to salary and benefit expenses related to the strategic hiring of commercial lending and wealth management personnel, data processing expenses incurred due to the implementation of network enhancements, continued marketing expenses related to a successful checking account program introduced in the second quarter of 2003, and merger related expenses, the cost of opening new banking facilities, impairment of other real estate, and loss on the disposition of obsolete assets as we mentioned earlier.

We believe these expenses to be necessary investments that we’re generating and will continue to generate significant revenue. Reflecting the acquisition of Renasant, assets of September 30, 2004 were up almost 24 percent from September 30, 2003, to over $1.7 billion and deposits were up 17 percent to more than $1.3 billion. Loans grew more than 33 percent to $1.128 billion at the end of the third quarter 2004 from $844 million at September 30, 2003, including $180 million from Renasant. Excluding Renasant loans grew at an annualized rate of over 12 percent from the end of the third quarter 2003.

In addition to the new offices and strategic hires mentioned earlier, the acquisition of Renasant Bank now gives us a presence in the affluent fast growing cities of Germantown and Cordova adjoining east Memphis. We will soon establish a third location in east Memphis along the highly traveled Poplar Avenue inside I-240 Loop. We also plan to establish a location in the dynamic city of Collierville which adjoins Germantown.

On September 3 of this year we announced plans to construct a full service bank in Oxford, Mississippi, where the University of Mississippi is located, and we anticipate opening in the third quarter of 2005. During October we also opened a branch in downtown Oxford. Additionally we have announced that we will locate full service ATMs on the campuses of the University of Mississippi in Oxford and Mississippi State University in Starkville during 2004.

On July 15, 2004 our company signed a definitive agreement to acquire Heritage Financial Holding Corporation, the parent of Alabama based Heritage Bank. Heritage has eight banking locations in Decatur, Huntsville and Birmingham. At June 30, 2004 Heritage had total assets of $546 million, total deposits of $399 million and total stockholders’ equity of $31 million. The acquisition of Heritage will allow us to gain a presence in some of Alabama’s most attractive markets and serve a broader base of customers while enhancing shareholder value and future earnings potential. Heritage provides us with a natural extension of our current footprint and we are excited about the partnership as we share similar operating philosophies, cultures and values. The acquisition is expected to close in the first quarter of 2005.

I believe with our strong capital and liquidity, increased level of talent that we have achieved through strategic hires, our improved footprint through our partnership with Renasant in Tennessee and impending expansion into Alabama through Heritage, we are better positioned now than we have ever been to move our company to the next level. Now Anika, we’ll be pleased to answer any questions that anyone might have.

QUESTIONS AND ANSWERS

Operator (OPERATOR INSTRUCTIONS).
Peyton Green, FTN Midwest Research.

Peyton Green — FTN Midwest Research — Analyst
A couple of questions. One, could you give the detail on the asset impairment expenses and also the OREO expense?

Robin McGraw — The Peoples Holding Company — President and CEO
They were both, combined, about $130,000. For testing purposes we just did a little catch up on some other real estate. We went out and got new appraisals on some of this property, and it was several pieces of property that had a cumulative effect of a little over $90,000. And then we had approximately $40,000 of equipment in our data area that we deemed to be obsolete and wrote that off. It was nothing significant, but combined it came to close to $0.01 on the two of them per share.

Peyton Green — FTN Midwest Research — Analyst
Okay, and then thinking about the expansion and the Memphis MSA, and DeSoto County, how much more do you expect to do over the next two or three quarters, when do you expect to open the Poplar and Collierville offices?

Robin McGraw — The Peoples Holding Company — President and CEO
We’re in the process of finalizing leases on both of those pieces of property. We should be hopefully opening the east Memphis location in the first half of next year, and the Collierville in the last half of next year, more toward probably the fourth quarter.

Peyton Green — FTN Midwest Research — Analyst
Okay, so they’re not issues that will affect earnings near-term.

Robin McGraw— The Peoples Holding Company — President and CEO
No.

Peyton Green — FTN Midwest Research — Analyst
Okay, then can you comment on Renasant’s growth in the quarter and then the outlook over the next couple of quarters? What kind of issues do you all have to deal with in terms of getting them consolidated?

Robin McGraw — The Peoples Holding Company — President and CEO
We have been pleased our conversion of the data systems is now complete, other then the loan system, and we aren’t going to do that until next year. But the core processing is now being done on Metavante where we do ours. The integration is going extremely well and we’re starting to, obviously, add retail products, and as we move into these new locations, we feel that we can really expand our retail operations in that Memphis market. We’re in the process right now of consolidating back room operations, things of that nature, and that’s going nicely, and we’re doing it through attrition as opposed to-we’re not cutting any personnel. We’ll also utilize possibly some of the current back room personnel we have in some of these other locations. And as I’ve mentioned previously, Frank had done a good job of going ahead and hiring enough lending personnel that we’re not anticipating any additional hires of any consequence in that area to fill either one of those locations. We’re looking possibly at some retail positions, but we’ll be able to do those through personnel we already have.

Peyton Green — FTN Midwest Research — Analyst
Okay, and then if you think about growth prospectively, what’s a good growth rate for that part of the franchise?

Robin McGraw — The Peoples Holding Company — President and CEO
We’re anticipating anywhere from 8-12 percent growth in that market.

Peyton Green — FTN Midwest Research — Analyst
Okay. Good enough, thank you.

Operator (OPERATOR INSTRUCTIONS).
Andy Stapp (ph), Cohen Brothers (ph).

Andy Stapp — Cohen Brothers — Analyst
How much did you raise rates over the course of the quarter on non-maturity deposits? (Say to) accounts now.

Robin McGraw — The Peoples Holding Company — President and CEO
None.

Andy Stapp — Cohen Brothers — Analyst
Okay. And are you starting to feel any competitive pressure on deposit rates?

Robin McGraw — The Peoples Holding Company — President and CEO
We have felt competitive pressure and we have raised CD rates. That’s really the only competitive pressure we’ve felt, has been in the area of Certificates of Deposit.

Andy Stapp — Cohen Brothers — Analyst
Okay, then you should anticipate, continued interest margin expansion?

Robin McGraw — The Peoples Holding Company — President and CEO
We do. We do. We feel real good about our margin at this point.

Operator (OPERATOR INSTRUCTIONS).
Peyton Green, FTN Midwest Research.

Peyton Green — FTN Midwest Research — Analyst
Just to hit home on the interest rate sensitivity a little bit further, the yield curve has compressed or contracted compared to a quarter or two ago, which, as the short end has gone up and the long end has come down, Stuart, what kind of affect do you think that might have n the margin? Not necessarily in the fourth quarter, but say in the first or second quarter of next year.

Stuart Johnson — The Peoples Holding Company — VP and CFO
Right now on a combined basis, we’ve got in excess of 40 percent of our loans are variable. Probably about 42-43 percent that will be a positive as interest rates continues to-or has increased. We’re going to be re-pricing in our loan side in the neighborhood of about 50 percent of our loans will be re-priced over the next six months. So we expect with the growth alone, as well, that that’s going to have a positive impact. Probably we’ll see our interest expense pick up a little bit and the fact that we’ll be re-pricing a number of our CDs-as we’re pricing right now, CDs continue to be priced downward a little bit from what we’ve got rolling now, so we do anticipate with the short end like that, that particularly with the variable loans, that we should see an improvement in our margins because of that.

Robin McGraw — The Peoples Holding Company — President and CEO
Right, let me comment too, on our non-interest income. As I mentioned in my remarks we were down $600,000 in mortgage related income last year. Also, we’re down another $300,000 in income related to our merchant core business which we sold, this is income we didn’t receive this quarter that we received last year. Obviously we’re down some on the expense side too. But we were able to overcome approximately $1 million in non-interest income that we had last year in the third quarter that we didn’t have with the additional income-our loan fees were up about 7 percent, our income drive from wealth management services was up 47 percent, our debit card income was up 60 percent, and our service charges on deposit accounts was up 11 percent. These are, as opposed to the mortgage income, we see these as sustainable areas of non-interest income, so we feel very good about the direction we’re going with our non-interest income, in addition to the improved margin that we’re seeing. So we’re very optimistic along that line.

Peyton Green — FTN Midwest Research — Analyst
Okay, and I guess thinking about the margin in the fourth quarter, do you characterize the improvement as kind of a 5-10 basis point range, or 0-5.

Stuart Johnson — The Peoples Holding Company — VP and CFO
Close to 0-5, maybe.

Peyton Green — FTN Midwest Research — Analyst
Okay, great. Thank you very much.

Operator (OPERATOR INSTRUCTIONS).
Andy Stapp, Cohen Brothers.

Andy Stapp — Cohen Brothers — Analyst
The strong asset quality that you’re enjoying, do you see that sustainable for the foreseeable future?

Robin McGraw — The Peoples Holding Company — President and CEO
We do. We feel the loans that we have put on the books over the course of the last 4 years, with obviously some exceptions, we feel are much stronger quality than the older loans that we have on the books, Andy. So we anticipate our credit quality to continue to improve.

Andy Stapp — Cohen Brothers — Analyst
Is the third quarter provision a good run rate? Or might it go down some with continued improvement in credit quality?

Robin McGraw — The Peoples Holding Company — President and CEO
I would anticipate possibly-Andy, part of it, with the loan growth we’re having, we’ve had to see our run rate go up just a little bit during the third quarter even with the improved quality. As I said, we’ve added 12 percent-18 percent increase in loans over that timeframe, so that has impacted that run rate, which has obviously been impacted by the improved quality too.

Andy Stapp — Cohen Brothers — Analyst
Speaking of loan growth, you said you picked up $180 million in loans Renasant?

Robin McGraw — The Peoples Holding Company — President and CEO
Correct.

Andy Stapp — Cohen Brothers — Analyst
I did some quick math, that means your organic loan growth is in excess of 4 percent sequentially? If my math is correct. Is that sustainable?

Robin McGraw — The Peoples Holding Company — President and CEO
I think it’s higher than that Andy, it’s about 12 percent.

Andy Stapp — Cohen Brothers — Analyst
Quarter to quarter.

Robin McGraw — The Peoples Holding Company — President and CEO
Quarter to quarter-third quarter to third quarter.

Andy Stapp — Cohen Brothers — Analyst
I was doing linked quarter. Backing out the Renasant acquisition, it looked like-

Robin McGraw — The Peoples Holding Company — President and CEO
Yes, it was $41 million last quarter, that’s probably right, yes. On linked quarters, yes. We were going third quarter to third quarter.

Andy Stapp — Cohen Brothers — Analyst
Is that type of growth sustainable do you think?

Robin McGraw — The Peoples Holding Company — President and CEO
Close to it. We can’t guarantee it will be sustainable, but we look for it to be-it has been over the last several quarters, it’s been sustainable, so we anticipate it continuing to be.

Andy Stapp — Cohen Brothers — Analyst
Okay, and how much deposits did you pick up with Renasant?

Robin McGraw — The Peoples Holding Company — President and CEO
$195 million-it was right at $200 million.

Andy Stapp — Cohen Brothers — Analyst
And on the-

Robin McGraw — The Peoples Holding Company — President and CEO
On the deposit side, if you’re playing with that, we have intentionally allowed some public fund deposits to go away, because they were high cost deposits. At that point we didn’t need them. So we’ll, when necessary, be back in that market.

Andy Stapp — Cohen Brothers — Analyst
Okay. And what progress are you making in the resolution of the large non-performing credit?

Robin McGraw — The Peoples Holding Company — President and CEO
We’re moving to the extent that during this quarter we anticipate bringing it to a final head by way of, as we said, the credit is in bankruptcy. And we anticipate that at this particular quarter we will go forward with probably foreclosing on several of the properties. Right now we’re beginning to collect the rents on all the properties ourselves. We feel like, at some point this quarter, we will be able to proceed in bankruptcy with a good portion of the properties, and after that we’ll proceed in obtaining new appraisals. Based on the appraisals we have, we’ve allowed for a reserve, but we’ll go forward as we foreclose on the properties to get appraisals at that point in time, too, and see where we are, at that point. But we feel comfortable with our reserve right now. It just depends on the new appraisals.

Andy Stapp — Cohen Brothers — Analyst
All right, thanks, very much.

Operator (OPERATOR INSTRUCTIONS).
Peyton Green, FTN Midwest Research.

Peyton Green — FTN Midwest Research — Analyst
If you could comment on the pending acquisition in Decatur, and what the timing looks like.

Robin McGraw — The Peoples Holding Company — President and CEO
Peyton, we’re still looking at the first quarter-we have not gotten any indication from the regulators yet that would change that timetable. We’re moving along quite nicely on the integration aspects of it. Our integration team is co-chaired by Jim Gray and H.L. Robinson, who is our Chief Relationship Officer, are spending quite a bit of time integrating as much as we possibly can, pre-merger and we feel like it’s moving along at a very good pace right now. Since we’ve completed the conversion of Renasant we’re able to put a lot more emphasis on this Heritage integration.

Peyton Green — FTN Midwest Research — Analyst
If you got regulatory approval, when would you like to close the Heritage deal?

Robin McGraw — The Peoples Holding Company — President and CEO
Preference would be January 3rd. Just depending on whether we’re slowed down any by regulatory approval, but right now that’s our preference.

Peyton Green — FTN Midwest Research — Analyst
Okay, so their vote will be sometime in December.

Robin McGraw — The Peoples Holding Company — President and CEO
It should be sometime in December if we stay on that timetable.

Peyton Green — FTN Midwest Research — Analyst
Okay, and then in terms of the capital structure that you’ll have in place on a proforma basis, do you think you might need more equity in ‘05 at some point, if your growth is picking up and your footprint in-I mean, the Memphis growth rate you cited seems kind of a low number, certainly compared to how Renasant did historically and how they’re positioned in the market.

Robin McGraw — The Peoples Holding Company — President and CEO
Well, we feel like that once, Peyton, once we get these two new offices up and going, the Renasant growth rate is going to accelerate from there. I was talking near future. Once we get the two new offices going, we expect the Renasant growth rate to accelerate to above that 12 percent number I was talking about. That’s based on the two present locations, between now and probably the second quarter of next year. Once we have the two new facilities, we feel like the growth rate will exceed what we’re talking about in the near future.

Peyton Green — FTN Midwest Research — Analyst
Okay, and can you provide any color on how Heritage is doing?

Robin McGraw — The Peoples Holding Company — President and CEO
Heritage is ahead of budget right now. We’re proceeding as we talked about with the sale of the loans, they’ve already sold about $7 million of loans out of their portfolio. They’re now looking at the sale of a little over $20 million of additional loans. Once that sale is consummated our-Corky Springfield is heading up that due diligence group on the loans side, they’ll go back in and we’ll take a final look to see if there any other credits that we need to dispose of prior to the merger. But we feel like we will have a clean bank once we’ve completed that part of the process.

Peyton Green — FTN Midwest Research — Analyst
Now would you say the $27 million that you just referenced, is that primarily performing stuff that’s in the portfolio, or is it a combination of non-performing and performing?

Robin McGraw — The Peoples Holding Company — President and CEO
Combination.

Peyton Green — FTN Midwest Research — Analyst
Okay. Any feel for what particular weighting might be in NPAs (ph) or NPLs (ph)?

Robin McGraw — The Peoples Holding Company — President and CEO
I would say that a higher percentage of those loans are performing.

Operator
At this time gentlemen you have no further questions.

Robin McGraw — The Peoples Holding Company — President and CEO
Thank you Anika. We appreciate everyone’s time today and the interest that you’ve shown in the Peoples Holding Company. We look forward to speaking with you again when we report our fourth quarter 2004 results in January 2005. Good bye everybody.

Operator (OPERATOR INSTRUCTIONS).